Exhibit 1.02

R.G. Barry Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (the SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals, which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ( 3TG ) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant determines that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled or scrap sources, or it has no reason to believe that the conflict minerals may have originated in the Covered Countries, the registrant must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed and the results of the RCOI.
If a registrant knows or has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (a “CMR”) to the SEC that includes a description of those due diligence measures. The CMR presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” for calendar year 2013 or calendar year 2014, the CMR is not subject to an independent private sector audit.

1. Company Overview
This report has been prepared by R.G. Barry Corporation (herein referred to as “R.G. Barry” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries.
R.G. Barry Corporation develops consumer brands and markets consumer products in three areas of the retail accessories category. These products include: footwear, such as slippers and sandals; foot and shoe care products, such as cushioned insoles; and handbags, tote bags and travel items. Our products are primarily sold in North America by a broad cross-section of retailers of varying sizes and classifications.
Our products are primarily produced by contract manufacturers in the People’s Republic of China with the exception of certain footwear products contract manufactured in Vietnam and certain foot and shoe care products contract manufactured in the United States of America (the "u.S.") . Most of our products are warehoused and shipped by third-party logistics providers located in the U.S.

2. Products Overview
R.G. Barry's product lines are classified in the following categories: (1) footwear, which includes slippers, sandals, hybrid and active fashion footwear and slipper socks, (2) comfort inserts, primarily targeted toward the foot comfort of women and (3) handbags, totes and travel accessories.
Based upon R.G. Barry's internal assessment, the footwear and comfort inserts we have manufactured for us do not contain conflict minerals. Accordingly, for the purposes of this assessment only the handbags, totes and travel accessories sold by the Company's wholly-owned subsidiary, Baggallini Inc. were considered.

3. Supply Chain Overview
R.G. Barry relies upon its suppliers to provide information on the origin of the 3TG contained in components and materials supplied to it, including sources of 3TG that are supplied to such suppliers from sub-tier suppliers. We integrated responsible sourcing of minerals requirements with our Conflict Minerals Policy and Supplier Terms of Engagement. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We communicated with our suppliers regarding the relevant, emerging SEC requirements and R.G. Barry's due diligence expectations.
In addition, R.G. Barry has performed a comprehensive analysis of our product components, and the role that suppliers play throughout our product sourcing processes. We defined the scope of our conflict minerals due diligence by identifying and contacting all of our current suppliers that provide components or engage in manufacturing activities for the Baggallini Inc. products that are likely to contain 3TG. We adopted the standard conflict minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”), and launched our conflict minerals due diligence communication survey to the suppliers of our handbags, totes and travel accessories in 2013.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion:
We conducted an analysis of our products and found that 3TG) can be found in the handbags, totes and travel accessories sold by our Baggallini Inc. wholly-owned subsidiary. Therefore, the products that we sell are subject to the reporting obligations of the Rule. Despite having conducted a good faith reasonable country of origin inquiry, R.G. Barry has been unable to determine the origin of all of the 3TG used in our handbags, totes and travel accessories products.

5. Conflict Minerals Status Analysis and Conflict Status conclusion:
R.G. Barry has concluded that its supply chain remains “DRC conflict undeterminable”. We reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our handbags, totes and travel accessories products.

6. Due Diligence Program
6.1 Design of Our Due Diligence and Description of the Due Diligence Process
Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development ( OECD ) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ( OECD Guidance ) and the related supplements for gold and for tin, tantalum and tungsten. R.G. Barry designed the due diligence process, management and measures to conform in all material respects with the framework in the OECD Guidance.
Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of a cross functional team, including senior executives, to communicate and engage suppliers, due diligence compliance process and measurement, record keeping and escalation procedures.
6.2 Management Systems
As described above, R.G. Barry has adopted a company policy which is posted on our website at: www.rgbarry.com under "Corporate Responsibility".
6.3 Internal Team
R.G. Barry has established a management system for addressing and complying with the applicable rules. Our management system includes the development of a Conflict Minerals Team led by our Senior Vice President, Global Operations, Senior Vice President - Finance and Chief Financial Officer, Manager of Treasury, and Customer Compliance Manager. The team is responsible for implementing our conflict minerals compliance strategy and is led by our Manager of Treasury, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.
6.4 Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we engaged a third party vendor which assisted us with the development of the R.G. Barry Conflict Mineral Survey and archived the received supplier responses. The results of this survey were used as the basis of the disclosures in this CMR.
6.5 Escalation Procedure
R.G. Barry has established a Conflict Minerals Policy and a Supplier Terms of Engagement, which are posted on our website. The Supplier Terms of Engagement publishes a mechanism for escalating any issues and concerns. We also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our R.G. Barry Conflict Mineral Survey which are posted on our website at: www.rgbarry.com under "Corporate Responsibility".
6.6 Maintain Records
R.G. Barry has established a due diligence compliance process and implemented documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.
6.7 Steps to be taken to mitigate risk and maturing due diligence program
As we further develop our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:
Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

7. Identify and Assess Risk in the Supply Chain
Because of our size, the breath and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.
We have identified 13 direct suppliers of our handbags, totes and travel accessories in 2013. Of these 13 direct suppliers, all have been requested to complete the R.G. Barry Conflict Mineral Survey of which 5 have responded and 7 are in process. We have relied on these suppliers' responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

8. Design and Implement a Strategy to Respond to Risks
R.G. Barry will work with suppliers who are sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

9. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
R.G. Barry does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

10. Products Description.
The products described in this CMR include handbags, totes and travel accessories sold by the Company's wholly-owned subsidiary, Baggallini Inc. The facilities used to process the 3TG in those products are unknown, and the country of origin of the 3TG in those products is unknown.